SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                              Gleason Corporation
                           -------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                   377339106
                                 --------------
                                    (CUSIP)

                               Andrew A. Ziegler
                         1000 North Water Street, #1770
                              Milwaukee, WI 53202
                                  414-390-6100
                                 -------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 21, 2000
                               ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO 377339106

     This Amendment No. 1 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed on December 23, 1999 by Artisan Partners Limited Partnership ("Artisan Partners"), Artisan Investment Corporation ("Artisan Corp."), Andrew A. Ziegler, and Carlene Murphy Ziegler (collectively, the "Reporting Persons"), relating to the joint third-party tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company") and a self-tender offer by Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the Offer, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, at $23.00 per Share, net to seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 4.   PURPOSE OF TRANSACTION

     The fourth paragraph of Item 4 is hereby deleted and the following paragraph is substituted in its place:

     Artisan Partners and Artisan Corp. believe that the Offer Price is substantially too low and is not a reasonable or appropriate valuation of the Company. Artisan Partners and Artisan Corp. will not tender any Shares in response to the Offer, nor do they intend to sell any Shares into the market prior to the expiration of the Offer. Artisan Partners and Artisan Corp. strongly believe that a more reasonable and appropriate valuation of the Company would be obtained by an auction of the Company, unfettered by any "poison pill," shareholder rights plan or break-up fees or expenses. In this regard, Artisan Partners and Artisan Corp. will alert members of the media of their objection to the Offer Price. The Reporting Persons do not intend to act in concert, enter into any agreement, or otherwise act as a group with any other Company shareholder.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Joint Filing Agreement Dated as of January 21, 2000 by and among the Reporting Persons.

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CUSIP NO 377339106


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         January 21, 2000


                                        ARTISAN INVESTMENT CORPORATION
                                           for itself and as general partner of
                                           ARTISAN PARTNERS LIMITED
                                           PARTNERSHIP

                                        By:  /s/  Lawrence Totsky
                                           -------------------------------------
                                                  Lawrence A. Totsky
                                                  Chief Financial Officer

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CUSIP NO 377339106


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         January 21, 2000

                                        ANDREW A. ZIEGLER

                                             /s/ Andrew A. Ziegler
                                        ----------------------------------------

CUSIP NO 377339106


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         January 21, 2000

                                        CARLENE MURPHY ZIEGLER


                                             /s/ Carlene Murphy Ziegler
                                        ----------------------------------------